LADENBURG THALMANN & CO, INC.
520 Madison Avenue
9th Floor
New York, New York 10022

August 31, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Mr. Kevin Rupert

Re:	Full Circle Capital Corporation
Shares of Common Stock
Registration No.: 333-166302

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representative of the prospective Underwriters of the above captioned securities, hereby joins in the request of Full Circle Capital Corporation that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 4:00 p.m., Eastern Time, on August 31, 2010, or as soon thereafter as practicable.

Very truly yours,

Ladenburg Thalmann & Co. Inc.

By:	/s/ Steve Kaplan
Name:	Steve Kaplan
Title:	Managing Director